

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Paul Blanchett
Chief Accounting Officer
GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831

> **Re: GXO Logistics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-40470**

Dear Mr. Blanchett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation